UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 30, 2015

HUDSON CITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-26001	22-3640393
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

WEST 80 CENTURY ROAD

PARAMUS, NEW JERSEY 07652

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 967-1900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On September 30, 2015, Hudson City Bancorp (“Hudson City”) and M&T Bank Corporation (“M&T”) issued a joint press release announcing the receipt of regulatory approval from the Federal Reserve for the acquisition of Hudson City by M&T (the “Merger”). The Merger is expected to be completed on November 1, 2015, subject to the satisfaction or waiver of the closing conditions set forth in the Agreement and Plan of Merger, dated August 27, 2012 (as amended, the “Merger Agreement”), among Hudson City, M&T and Wilmington Trust Corporation. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report and is incorporated by reference herein.

On September 30, 2015, forms for the election of Merger consideration were mailed to Hudson City stockholders of record as of September 21, 2015, in preparation for the possible closing of the Merger on November 1, 2015. Any such elections are subject to the terms and conditions of the Merger Agreement, including the proration and adjustment provisions set forth therein. The deadline for Hudson City stockholders to submit completed Merger consideration election forms is 5:00 p.m. Eastern Daylight Time on October 30, 2015, unless extended.

Questions regarding the election forms may be addressed to Georgeson, the Information Agent, at (866) 482-5026 during the hours of 9:00 am to 11:00 p.m. Eastern Daylight Time, Monday – Friday and Saturday 12:00 p.m. to 6:00 p.m. Eastern Daylight Time.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated September 30, 2015

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Current Report may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hudson City’s and M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and neither Hudson City nor M&T assumes any duty to update forward-looking statements. In addition to factors previously disclosed in Hudson City’s and M&T’s reports filed with the SEC and those identified elsewhere in this Current Report, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet closing conditions to the Merger on the expected terms and schedule; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives, including in connection with Hudson City’s strategic plan; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other legislative and regulatory actions and reforms.

IMPORTANT ADDITIONAL INFORMATION

In connection with the Merger, M&T filed with the SEC on February 22, 2013 a Registration Statement on Form S-4 that includes a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T (together with the Joint Proxy Statement, as amended, the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. The S-4 has been declared effective and the Joint Proxy Statement/Prospectus was mailed to shareholders of M&T and Hudson City on or about February 27, 2013 in connection with their respective shareholder meetings relating to the Merger. Each of M&T and Hudson City may file other relevant documents concerning the proposed transaction. SHAREHOLDERS OF HUDSON CITY AND M&T ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON CITY BANCORP, INC.

By:	/s/ Anthony J. Fabiano
Anthony J. Fabiano
President and Chief Operating Officer

Dated: October 5, 2015